VERTIV HOLDINGS CO

1050 Dearborn Drive

Columbus, Ohio 43085

January 19, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention: Thomas Jones, Jay Ingram

Re:	Vertiv Holdings Co
Registration Statement on Form S-3
File No. 333-261268

Dear Mr. Jones and Mr. Ingram:

We hereby withdraw the request dated January 14, 2022 in light of further discussion with the Staff and will be submitting an amended Registration Statement on Form S-3/A in the near future.

Very truly yours,

VERTIV HOLDINGS CO

By:	/s/ Stephanie L. Gill
Stephanie L. Gill
Chief Legal Counsel and Corporate Secretary

Cc:    David J. Miller, Latham & Watkins LLP